Exhibit 77(d)

                 Policies with Respect to Security Investments

1. Effective June 17, 2005, the first sentence of the third paragraph of the prospectus is changed to reflect that Balanced Portfolio normally invests up to 75% of its total assets in equity securities and at least 25% of its total assets in debt (including money market instruments).